EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended
	Dec 28, 2008	Dec 30, 2007	Dec 31, 2006
Fixed Charge Computation

Interest Expenses:
Net interest expense	$157,385	$197,997	$93,664
Plus Capitalized interest	192	468	2,148

Gross interest	157,577	198,465	95,812
Interest on Unrecognized Tax Benefits (1)	(9,478)	(7,270)	—
Amortization of debt discount	(4,911)	(2,352)	(1,174)
Interest Component of Rent Expense	6,098	5,679	5,287

Total Fixed Charges	$149,286	$194,522	$99,925

Earnings Computation

Income from Continuing Operations Before Income Taxes	$22,085	$(2,883,191)	$270,885
(Earnings) Losses of Equity Investments	14,021	36,899	(4,951)
Impairment Related Charge Recorded by Equity Investee (2)	16,947	—	—
Interest on Unrecognized Tax Benefits	9,478	7,270	—
Distributed Income of Equity Investees	1,740	7,424	4,345
Add: Fixed Charges	149,286	194,522	99,925
Less: Capitalized Interest	(192)	(468)	(2,148)

Total Earnings as Adjusted	$213,365	$(2,637,544)	$368,056

Ratio Of Earnings to Fixed Charges (3)	1.43	—	3.68

(1)	The Company began recording the interest on unrecognized tax benefits in interest expense in fiscal 2007 when it adopted FIN 48.
(2)	Reflects the Company’s portion of loss related to an impairment and recorded in “Write-down of investments and land held for sale” in the Consolidated Statement of Income.
(3)	Earnings were inadequate to cover fixed charges by $2.8 billion for the year ended December 30, 2007, as a result of non-cash impairment charges of $3.0 billion.

The Company had no registered debt securities prior to the Acquisition on June 27, 2006.